Exhibit 4.14

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) dated as of the August 20, 2019 (the “Effective Date”)

BETWEEN:

PROFOUND MEDICAL CORP.

(the “Company”)

AND:

GOLDY SINGH (the “Employee”)

WHEREAS the Company and the Employee entered into a letter agreement as to employment on November 2, 2011 (the “Original Agreement”); and

WHEREAS the Company and the Employee wish to amend and restate the Original Agreement on the terms and conditions set forth herein.

NOW THEREFORE in consideration of the covenants and agreements herein, the sufficiency of which is acknowledged by each of the parties, the parties agree as follows:

1.	EMPLOYMENT

1.1	Effectiveness of the Agreement: The terms and conditions of employment of the Employee by the Company prior to the Effective Date shall be governed by the Original Agreement and the attachments and exhibits thereto, and as of the Effective Date will be governed by the Agreement. The Employee’s employment with the Company commenced on December 1, 2011 and will continue until this Agreement is terminated in accordance with section 4 herein.

1.2	Title: The Company agrees to continue to employ the Employee as VP Regulatory Affairs and Product Management upon the terms and conditions set out in this Agreement. The Employee will report to the Chief Executive Officer of the Company (the “CEO”) or such person the Company advises from time to time. The Employee acknowledges that she shall undertake such duties and responsibilities for the Company and its affiliates in connection with and commensurate with the Employee’s position as are determined by the CEO or to anyone else the CEO designates from time to time. The Employee further acknowledges the Company may re-assign, re-allocate, or re-organize the Employee’s duties and responsibilities as circumstances change, provided such duties and responsibilities are consistent with the role of a VP Clinical Affairs.

1.3	Service: During the term of this Agreement, in addition to the Employee’s common law duties to the Company, the Employee covenants and agrees as follows:

(a)	Loyalty to the Company: Throughout the Employee’s employment, the Employee will faithfully serve the Company and use the Employee’s best efforts to promote the business of the Company. The Employee will act honestly and in good faith, in the best interests of the Company.

(b)	Service: The Employee shall devote her full working time and attention to the affairs of the Company. The Employee shall not engage in any other business, profession or occupation, or become an officer, employee, contractor for service, agent, or representative of any other company, partnership, firm, person, organization, or enterprise during the term of this Agreement, provided that the Employee may participate on boards of directors of other organizations (to a maximum of one (1) at any one time) and in business associations, charitable organizations or other similar organizations, as may be approved by the CEO in its discretion, acting reasonably, and provided that such participation does not interfere with the proper discharge of her duties to the Company. The Employee currently has disclosed that she is not currently a director of a board.

(c)	No Personal Benefit: The Employee will not receive or accept for the Employee’s own benefit or for any other person or entity’s benefit, either directly or indirectly, any commission, rebate, discount, gratuity or profit from any person or entity having or proposing to have one or more business transactions with the Company, without the prior approval of the Company.

(d)	Business Opportunities: During the Employee’s employment with the Company, the Employee will communicate and channel to the Company all knowledge, business and customer contacts and any other information that could concern or be in any way beneficial to the business of the Company. Any such information communicated to the Company as aforesaid will be and remain the property of the Company notwithstanding any subsequent termination of the Employee’s employment.

(e)	Place of Work: The Employee will work from the Company’s premises located in 2400 Skymark Avenue, Unit #6, Mississauga, Ontario L4W 5K5 and it is anticipated that the Employee will be required to travel extensively (both domestically and internationally) in the course of performing the Employee’s duties. In addition, it is anticipated that the Company will increase its focus on sales in the U.S.

(f)	Pre-existing Obligations. The Employee is hereby requested and directed by the Company to comply with any existing common law, contractual or statutory obligations to the Employee’s former employer and to any other person or entity. The Company is not employing the Employee to obtain the confidential information or business opportunities of the Employee’s former employer or any other person or entity.

(g)	Qualifications, Licences and Permits: The Employee must hold and maintain the appropriate class of licence, certificate, degree, accreditation, qualification, visa and/or permit (“Authorizations”) for the proper performance of the Employee’s duties, and to work in the jurisdictions in which the Employee is performing the Employee’s duties. The Company may require the Employee to provide copies of Authorizations which are necessary for the Employee to perform the Employee’s duties. Should the Employee fail to make reasonable efforts to maintain such Authorizations or if the Employee misrepresents such Authorizations, the Employee’s employment will be deemed frustrated and will terminate without compensation or notice of any kind. All expenses related to the acquisition and maintenance of Authorizations will be borne by the Company.

1.4	Exclusion/Debarment: The Employee represents and warrants that the Employee has never been, and as a condition of continued employment shall never be, during the term of this Agreement, excluded from any contracting by any Canadian or United States government agency or authority. The Employee further represents and warrants that the Employee is not subject to any final adverse action, as that term is defined in 42 U.S.C. § 1320a-7e(g), and that no final adverse action has previously occurred or is pending or threatened against the Employee. The Employee represents and warrants that the Employee is not under investigation by the FDA or any other Canadian, United States or foreign regulatory agency nor has the Employee been debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded by any Canadian, United States or foreign government department or agency.

1.5	Company Policy: The Employee acknowledges and agrees that the employment relationship will be governed by the standards and terms established by the Company’s policies as they are established from time to time and the Employee agrees to comply with the terms of such policies which may be introduced, amended, deleted or modified in the sole discretion of the Company.

1.6	Professional Conduct: The Employee acknowledges and agrees that effective performance of the Employee’s duties requires the highest level of integrity and the Company’s complete confidence in the Employee’s relationship with other employees of the Company and with all other persons with whom the Employee deals in the course of employment.

2.	COMPENSATION

2.1	Base Salary: The Employee will earn an annual salary equivalent to CDN$ 212,221.20 (the “Base Salary”), less applicable deductions, payable in arrears for all services and work the Employee performs for the Company. Any increases will be in the discretion of the CEO. The Base Salary will be payable in accordance with the Company’s normal payroll practices and will be payable in Canadian dollars on the applicable payroll date. The Employee’s hours and schedule may change from time to time depending on the Company’s business needs.

2.2	Annual Discretionary Bonus: Provided the Employee remains an employee of the Company in good standing and the Employee has not received or given notice of termination, for each calendar year, the Employee will be eligible to receive an annual bonus of up to 20% of the Employee’s Base Salary based on the assessment of the Board of the Employee’s and the Company’s achievement of certain milestones and objectives determined by the Board. Such milestones and objectives (including the evaluation of achievement thereof), and the bonus amount, will be at the sole discretion of the Board and will be payable in accordance with the Company’s standard payroll policies, subject to applicable payroll deductions and withholdings. Such bonus shall be paid within ninety (90) days after the end of the applicable calendar year.

2.3	Stock Options: The options to purchase common shares of the Company previously received by the Employee (“Stock Options”) shall continue to vest during the term of this Agreement in accordance with their terms. The Company shall consider compensation as a whole, including stock incentives, of Vice President Regulatory Affairs and Product Management or similar roles of comparable companies when considering compensation or the grant of stock options for the Employee.

2.4	Benefits: The Employee will be entitled to participate in the standard insurance plans and other benefit programs (the “Employee Benefits”) which the Company may offer to management level employees from time-to-time. The Company reserves the right to unilaterally revise the terms of the Employee Benefits, to change carriers, or to eliminate any Employee Benefits altogether. The Employee Benefits will be provided in accordance with the formal plan documents or policies and any issues with respect to entitlement or payment of benefits under any of the Employee Benefits will be governed by the terms of such documents or policies establishing the benefits in issue and will be a matter between the Employee and the insurer. The Company’s liability with respect to the Employee Benefits will be limited to the payment of its share of applicable premiums.

2.5	Expenses: The Company will reimburse the Employee for all reasonable business expenses actually and exclusively incurred in connection with the performance of duties under this Agreement, provided such expenses are incurred and accounted for in accordance with the general policies and procedures of the Company, as established from time to time.

2.6	Statutory Holidays: The Company recognizes the statutory holidays observed in Ontario.

2.7	Vacation: The Employee shall be entitled to 4 weeks of paid vacation per annum, to be taken at such reasonable times as the Company shall in its discretion permit and in accordance with the Company’s vacation policy in effect from time to time. Vacation entitlement for any partial year of employment shall be pro-rated based on the portion of the year worked by the Employee.

3.	TERMINATION OF AGREEMENT AND EMPLOYMENT

3.1	Obligations Upon Termination: Upon termination of the Employee’s employment, for any reason:

(a)	the Company shall pay the Employee all unpaid Base Salary and vacation pay earned up to and including the Employee’s last day of employment (the “Termination Date”);

(b)	all benefits coverage and other perquisites of the Employee’s employment shall cease on the later of the Termination Date or as specified in 3.3(a);

(c)	all files, computer disks, information and documents pertaining to the Company’s business shall remain the property of the Company, and shall promptly be delivered by the Employee to the Company’s office, and no copy, duplication or reproduction of any kind whatsoever shall be made of such files, computer disks, information or documents, or retained by the Employee, without the express written consent of the Company. The Employee agrees to deliver all electronic information to the Company and to destroy any copies held by the Employee belonging to the Company.

3.2	Termination by the Employee: The Employee may terminate this Agreement at any time by providing the Company with ninety (90) days’ prior written notice. Upon receipt of such notice, the Company may at any time terminate the employment of the Employee and pay the Employee the amount of Base Salary the Employee would have otherwise received during the balance of the aforementioned notice period.

3.3	Termination by the Company: The Company may terminate the Employee’s employment at any time:

(a)	without Cause by providing the Employee with the greater of: (i) pay in lieu of notice, benefit continuation (and severance pay, if applicable) that is required by the Ontario Employment Standards Act, 2000 as amended or (ii) (A) a minimum of six (6) months of pay of Base Salary in lieu of notice (the “Severance Period”) and (B) an amount equal to the then current target annual bonus prorated based on the number of days elapsed in the calendar year until the date of termination as a percentage of the total number of days in such calendar year. The Employee will continue to provide services to the Company on an as-needed basis for a period of up to I month following the termination of her employment (the “Transition Period”), including assistance with transition of duties, unless the requirement for active service is expressly waived in whole or in part by the Company, in its sole discretion. The Employee agrees that the Company may, in its sole discretion, limit or discontinue the Executive’s access to business records and Confidential Information during the Transition Period. The Employee agrees that any services provided to the Company during the Transition Period shall be for no additional compensation in excess of the severance payments and benefits contemplated under this Agreement. Regardless of whether or not the Employee provides active service during the Transition Period, the Employee shall continue to abide by all obligations owing under this Agreement;

(b)	for frustration of contract upon the death of the Employee or any incapacitation of the Employee that constitutes an undue hardship for the Company;

(c)	at any time for just Cause, without notice or pay in lieu of notice or any other form of compensation, severance pay or damages. For the purposes of this Agreement, “Cause” includes:

i.	any material breach of the provisions of this Agreement by the Employee;

ii.	any intentional or grossly negligent disclosure of any confidential information by the Employee;

iii.	conduct on the Employee’s part that is materially detrimental to the business or the financial position of the Company;

iv.	personal conduct on the Employee’s part which is of such a serious and substantial nature that it will injure the reputation of the Company if the Employee was retained as an employee; or

v.	any and all commissions, omissions or other conduct which would constitute just cause at law, in addition to the specified causes noted above.

3.4	Timing of Payments: All amounts payable hereunder in respect of Base Salary or with respect to payments made under the Ontario Employment Standards Act, 2000, as amended, shall be paid in installments in accordance with the Company’s normal payroll practices. Payments in respect of annual or prorated bonuses shall be paid at the time the annual bonus would otherwise be paid.

3.5	No Implied Entitlement: Other than as expressly provided herein, the Employee will not be entitled to receive any further pay or compensation, severance pay, notice, payment in lieu of notice, incentives, bonuses, benefits or damages of any kind from the Company or from any affiliate of the Company. Any payment in lieu of the Severance Period payment provided to the Employee will be inclusive of any entitlements upon termination or severance pay pursuant to the Ontario Employment Standards Act, 2000 as amended, contract, tort, common law or otherwise, and will be subject to statutory withholdings. The Employee will not be entitled to receive any further pay or compensation (except for pay, if any, accrued and owing under this Agreement up to the date of termination of employment) from the Company, and for clarity, without limiting the foregoing, the Employee will not be entitled to any bonus or pro rata bonus payment that has not already been awarded to the Employee by the Company.

3.6	Continued Effect: Notwithstanding any changes in the terms and conditions of the Employee’s employment which may occur in the future, including any changes in position, duties or compensation, the termination provisions in this Agreement will continue to be in effect for the duration of the Employee’s employment with the Company unless otherwise amended in writing and signed by the Company.

3.7	Obligations Upon Termination. The Employee agrees that she shall not be entitled to receive any severance fee or other benefits under Section 3 of this Agreement if the Employee breaches any of her obligations arising under Sections 4, 5, 6, 7, 8, 9 and 10 hereof. The Employee acknowledges that until a release in the form of Exhibit B hereto (a “Release”) is timely executed and delivered to the Company, the Company will not be obligated to make any severance payments or provide any other benefits due under this Agreement following termination of the Employee. The Employee further acknowledges that if the Release is not timely executed and delivered to the Company, the severance payments and other benefits described in this Section 3 shall be forfeited, except as required by statutory minimum standards.

4.	CONFIDENTIAL INFORMATION PROTECTIONS

4.1	At all times during and after the Employee’s employment, the Employee will hold in confidence and will not disclose, use, lecture upon, or publish any of Company’s Confidential Information (defined below), except as may be required in connection with the Employee’s work for Company, or as expressly authorized by the Board. The Employee will obtain the written approval of the Board before publishing or submitting for publication any material (written, oral, or otherwise) that relates to the Employee’s work at Company and/or incorporates any Confidential Information. The Employee hereby assigns to Company any rights the Employee may have or acquire in any and all Confidential Information and recognize that all Confidential Information shall be the sole and exclusive property of Company and its assigns.

4.2	The term “Confidential Information” shall mean any and all confidential knowledge, data or information related to Company’s or its affiliates business or its actual or demonstrably anticipated research or development, including without limitation (a) trade secrets, inventions, ideas, processes, computer source and object code, data, formulae, programs, other works of authorship, know-how, improvements, discoveries, developments, designs, and techniques; (b) information regarding products, services, plans for research and development, marketing and business plans, budgets, financial statements, contracts, prices, suppliers, employees and customers; (c) information regarding the skills and compensation of Company’s employees, contractors, and any other service providers of Company; and (d) the existence of any business discussions, negotiations, or agreements between Company and any third party.

4.3	The Employee understands that Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During and after the term of the Employee’s employment, the Employee will hold Third Party Information in strict confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for Company) or use, Third Party Information, except in connection with the Employee’s work for Company or unless expressly authorized by an officer of Company in writing.

4.4	The Employee represents that employment by Company does not and will not breach any agreement with any former employer, including any non-compete agreement or any agreement to keep in confidence or refrain from using information acquired by the Employee prior to employment by Company. The Employee further represents that the Employee has not entered into, and will not enter into, any agreement, either written or oral, in conflict with the Employee’s obligations under this Agreement. During employment by Company, the Employee will not improperly make use of, or disclose, any information or trade secrets of any former employer or other third party, nor will the Employee bring onto the premises of Company or use any unpublished documents or any property belonging to any former employer or other third party, in violation of any lawful agreements with that former employer or third party. The Employee will use in the performance of the Employee’s duties only information that is generally known and used by persons with training and experience comparable to the Employee’s own, is common knowledge in the industry or otherwise legally in the public domain, or is otherwise provided or developed by Company.

5.	INVENTIONS

5.1	As used in this Agreement, the term “Invention” means any ideas, concepts, information, materials, processes, data, programs, know-how, improvements, discoveries, developments, designs, artwork, formulae, other copyrightable works, and techniques and all Intellectual Property Rights in any of the items listed above. The term “Intellectual Property Rights” means all trade secrets, copyrights, trademarks, mask work rights, patents and other intellectual property rights recognized by the laws of any jurisdiction or country. The term “Moral Rights” means all paternity, integrity, disclosure, withdrawal, special and any other similar rights recognized by the laws of any jurisdiction or country.

5.2	The Employee has disclosed in Exhibit C a complete list of all Inventions that (a) the Employee has, or has caused to be, alone or jointly with others, conceived, developed, or reduced to practice prior to the commencement of the Employee’s employment by Company; (b) in which the Employee has an ownership interest or which the Employee has a license to use; (c) and that the Employee wishes to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If no Prior Inventions are listed in Exhibit C, the Employee warrants that there are no Prior Inventions. The Employee agrees that the Employee will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions (defined below) without Company’s prior written consent. If, in the course of the Employee’s employment with Company, the Employee incorporates a Prior Invention into a Company process, machine or other work, the Employee hereby grants Company a non-exclusive, perpetual, fully-paid and royalty-free, irrevocable and worldwide license, with rights to sublicense through multiple levels of sublicensees, to reproduce, make derivative works of, distribute, publicly perform, and publicly display in any form or medium, whether now known or later developed, make, have made, use, sell, import, offer for sale, and exercise any and all present or future rights in, such Prior Invention.

5.3	Inventions assigned to the Company or to a third party as directed by the Company pursuant to the subsection 5.5 are referred to in this Agreement as “Company Inventions”. Subject to the subsection 5.5 and the Prior Inventions Employee has set forth in Exhibit C, the Employee hereby assigns and agrees to assign in the future (when any such Inventions or Intellectual Property Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all rights, title, and interest in and to any and all Inventions (and all Intellectual Property Rights with respect thereto) made, conceived, reduced to practice, or learned by the Employee, either alone or with others, during the period of the Employee’s employment by the Company. Any assignment of Inventions (and all Intellectual Property Rights with respect thereto) hereunder includes an assignment of all Moral Rights. To the extent such Moral Rights cannot be assigned to the Company and to the extent the following is allowed by the laws in any country where Moral Rights exist, the Employee hereby unconditionally and irrevocably waives the enforcement of such Moral Rights, and all claims and causes of action of any kind against the Company or related to the Company’s customers, with respect to such rights. The Employee further acknowledges and agrees that neither the Employee’s successors-in-interest nor legal heirs retain any Moral Rights in any Inventions (and any Intellectual Property Rights with respect thereto).

5.4	During the period of employment, the Employee will promptly and fully disclose to the Company in writing (a) all Inventions authored, conceived, or reduced to practice by the Employee, either alone or with others, and (b) all patent applications filed by the Employee or in which the Employee is named as an inventor or co-inventor. The Employee agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that is required by the Company) of all Inventions made by the Employee during the period of the Employee’s employment by the Company, which records shall be available to, and remain the sole property of, the Company at all times.

5.5	The Employee agrees that, as directed by the Company, the Employee will assign to the Company or a third party, including without limitation, all rights, title, and interest in and to any particular Company Invention.

5.6	During and after the period of employment and at the Company’s request and expense, the Employee will assist the Company in every proper way, including consenting to and joining in any action, to obtain and enforce Canadian, United States and foreign Intellectual Property Rights and Moral Rights relating to Company Inventions in all countries. If the Company is unable to secure the Employee’s signature on any document needed in connection with such purposes, the Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Employee’s agent and attorney in fact, which appointment is coupled with an interest, to act on the Employee’s behalf to execute and file any such documents and to do all other lawfully permitted acts to further such purposes with the same legal force and effect as if executed by the Employee.

5.7	The Employee agrees that the Employee will not incorporate into any Company software or otherwise deliver to the Company any software code licensed under the GNU General Public License or Lesser General Public License or any other license that, by its terms, requires or conditions the use or distribution of such code on the disclosure, licensing, or distribution of any source code owned or licensed by the Company.

6.	RETURN OF COMPANY PROPERTY

6.1	Without limiting the provisions of Section 3.1(c), upon termination of the Employee’s employment or upon the Company’s request at any other time, the Employee will deliver to the Company all of the Company’s property, equipment, and documents, together with all copies thereof, and any other material containing or disclosing any Inventions, Third Party Information or Confidential Information and certify in writing that the Employee has fully complied with the foregoing obligation. The Employee agrees that the Employee will not copy, delete, or alter any information contained upon any Company computer or Company equipment before the Employee returns it to the Company. In addition, if the Employee has used any personal computer, server, or e-mail system to receive, store, review, prepare or transmit any Company information, including but not limited to, Confidential Information, the Employee agrees to provide the Company with a computer-useable copy of all such Confidential Information and then permanently delete and expunge such Confidential Information from those systems; and the Employee agrees to provide the Company access to the Employee’s system as reasonably requested to verify that the necessary copying and/or deletion is completed. The Employee further agrees that any property situated on the Company’s premises and owned by the Company is subject to inspection by the Company’s personnel at any time with or without notice. Prior to the termination of employment or promptly after termination of employment, the Employee will cooperate with the Company in attending an exit interview and certify in writing that the Employee has complied with the requirements of this section.

7.	NON-COMPETITION/NON-SOLICITATION

7.1	The Employee covenants and agrees that for the period of the Employee’s employment by the Company and for one (1) year after termination of such employment for any reason (except in the event of a Change of Control pursuant to the proviso at the end of Section 3.4(b), in which event such period shall extend to eighteen (18) months after termination of such employment), the Employee will not, without the Company’s express written consent, anywhere in the world, be employed by or contribute to any business activity that is competitive with the business of the Company or involves the use of real-time magnetic resonance imaging or ultrasound or similar technologies in the delivery of ablative tools.

7.2	The Employee covenants and agrees that for the period of the Employee’s employment by the Company and for one (1) year after termination of such employment for any reason (except in the event of a Change of Control pursuant to the proviso at the end of Section 3.4(b), in which event such period shall extend to eighteen (18) months after termination of such employment), the Employee will not, either directly or indirectly, solicit or attempt to solicit any employee, independent contractor, or consultant of the Company to terminate , her or its relationship with Company in order to become an employee, consultant, or independent contractor to or for any other person or entity.

8.	NOTIFICATION OF NEW EMPLOYER

8.1	After the termination of this Agreement, the Employee consents to the notification of any new employer of the Employee’s rights and obligations under this Agreement, by the Company providing a copy of this Agreement or otherwise as the Company deems fit.

9.	INJUNCTIVE RELIEF

9.1	The Employee acknowledges that, because the Employee’s services are personal and unique and because the Employee will have access to the Confidential Information of the Company, any breach of this Agreement would cause irreparable injury to the Company for which monetary damages would not be an adequate remedy and, therefore, will entitle the Company to injunctive relief (including specific performance). The rights and remedies provided to each party in this Agreement are cumulative and in addition to any other rights and remedies available to such party at law or in equity.

10.	PUBLICITY

10.1	The Employee shall not, without the prior written consent of the Company, make or give any public announcements, press releases or statements to the public or the press regarding the Employee’s work or the Company’s business.

11.	NOTICES

11.1	All notices, requests, demands and other communications to be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if personally delivered or sent by a recognized overnight courier or (ii) on the date of transmission if sent by email (provided notice is then also promptly delivered personally or by a recognized overnight courier), in each case to the parties at the addresses listed below:

(a)	If to the Employee, at the Employee’s then current address in the Company’s payroll records;

(b)	If to the Company:

Profound Medical Corp.

2400 Skymark Avenue, Unit 6

Mississauga, ON L4W 5K5

Attention:             Chair of the Board of Directors

E-mail:                  [___________________]

Each party may change its address for receipt of notice by giving notice of the change to the other party.

12.	SURVIVAL

12.1	The Employee’s obligations under this Agreement shall survive the termination of the Employee’s employment, regardless of the manner or reason for termination, including, without limitation, those set forth in Sections 4 through 7 hereof.

12.2	The assignment of this Agreement by the Company to any successor or other assignee and shall be binding upon the Employee’s heirs and legal representatives.

13.	SEVERABILITY

13.1	If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will remain enforceable and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

14.	WAIVER

14.1	Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of that provision or any other provision on any other occasion.

15.	ASSIGNMENT

15.1	The Company may assign this Agreement to (i) an affiliate, subsidiary, related company or partnership without prior notice or consent of the Employee, or (ii) a new employer in connection with any transaction or reorganization; provided that any such successor or assignee expressly assumes in writing the Company’s obligations under this Agreement and has responsibility for managing the underlying business of the Company. The Employee may not assign any of her rights nor delegate any of the duties hereunder.

16.	ENTIRE AGREEMENT

16.1	This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior communications between us with respect to such matters. No modification of or amendment to this Agreement, or any waiver of any rights under this Agreement, will be effective unless in writing and signed by the Employee and the Company. Any subsequent change or changes in duties, salary or compensation will not affect the validity or scope of this Agreement.

17.	HEADINGS

17.1	The headings utilized in this Agreement are for convenience only and are not to be construed in any way as additions or limitations of the covenants and agreements contained in this Agreement.

COUNTERPARTS

17.2	This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one Agreement.

18.	LAWS

18.1	This Agreement shall be governed by and interpreted in accordance with the laws of Ontario and the laws of Canada applicable therein. The Employee and the Company hereby attorn to the exclusive jurisdiction of the superior courts of Ontario to resolve any dispute arising from this Agreement except to the extent the Company seeks injunctive relief outside Ontario where applicable to enforce the Employee’s covenants hereunder.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the 26 day of august, 2019.

Signed, Sealed and Delivered in the presence	)
of:	)
/s/ ARUN MENAWAT	)
Name (witness))
2400 SKYMARK UNIT 6)
MISS., ON.	)
Address	)
	)	/s/ Goldy Singh
CEO	)	Goldy Singh
Occupation	)

PROFOUND MEDICAL CORP.

Per:	/s/ Arun Menawat

Arun Menawat

Exhibit B

RELEASE

I, Goldy Singh of the City of ______, in the Province of Ontario, for and in consideration of the sum of * ($*) and other good and valuable consideration which is being delivered to me concurrently with the execution and delivery hereof (the receipt and sufficiency of which is hereby acknowledged) do hereby remise, release and forever discharge PROFOUND MEDICAL CORP. (hereinafter called the “Company”), its officers, directors, servants, employees and agents, including any related or associated companies, and their heirs, executors, administrators, successors and assigns, as the case may be, of and from any and all manner of actions, causes of action, suits, contracts, claims, damages, costs and expenses of any nature or kind whatsoever, whether in law or in equity, which, as against the Company or such persons as aforesaid or any of them I have ever had, now have, or at any time hereafter I or my personal representatives can, shall or may have, by reason of or arising out of the termination of my employment with the Company or in any other way connected with my employment with the Company (except as otherwise set forth below), and more specifically, without limiting the generality of the foregoing, any and all claims for damages for termination of my employment, constructive termination of my employment, loss of position, loss of status, loss of future job opportunity, loss of opportunity to enhance my reputation, the timing of the termination and the manner in which it was effected, loss of bonuses, loss of benefits, including life insurance and short and long-term disability benefit coverage, and any other type of damages; provided, however, that notwithstanding anything contained herein, this Release does not apply to any claims related to (i) equity in the Company or its affiliates that I hold, directly or indirectly, including without limitation, the options granted to me in connection with my employment with the Company, or (ii) any unpaid reimbursement of expenses and accrued but unpaid salary or termination payments provided for in the Employment Agreement.

I FURTHER AGREE that this Release includes any and all claims I may have arising under contract, the Ontario Employment Standards Act, 2000, as amended, common law or other applicable law related to my employment with the Company and that the consideration provided includes any amount that I may be entitled to under such legislation and I agree to immediately withdraw any complaint as settled and not to file any complaint pursuant to such legislation with respect to my employment or the termination of my employment.

IT IS UNDERSTOOD that the Company has withheld income tax and other statutory deductions from the aforesaid consideration and I agree to indemnify and hold harmless the Company from any further assessment for income tax or other statutory deductions which may be made under statutory authority.

IT IS FURTHER UNDERSTOOD that as a former officer of the Company I owe a fiduciary duty to the Company and I agree that the Company will suffer irreparable harm if confidential information or information unique to the Company is disclosed in any way by me without authorization of the Company and that I have returned to the Company originals or copies of the Company’s corporate records, files, financial documents, client lists, or any other material that is related to the Company’s business, clients, personnel or operations.

IT IS FURTHER UNDERSTOOD AND AGREED that this is not to be construed or considered as an admission of liability on the part of the Company. The terms of this Release set out the entire agreement between myself and the Company and are intended to be contractual and not a mere recital.

IT IS EXPRESSLY ACKNOWLEDGED that the contents, terms and effect of this Release have been explained to me by my lawyer and are fully understood.

IN WITNESS WHEREOF I, Goldy Singh, have hereunto set my hand and seal this ___ day of _______________, 20___ in the City of __________________, Province of Ontario.

Goldy Singh

EXHIBIT C

INVENTIONS

1.           Prior Inventions Disclosure. The following is a complete list of all Prior Inventions (as provided in Subsection 5.2 of the attached Employment Agreement):

☐	None

☐	See immediately below: